Jenkens & Gilchrist Parker Chapin LLP

                                                              AUSTIN, TEXAS
                           THE CHRYSLER BUILDING             (512) 499-3800
                            405 LEXINGTON AVENUE            CHICAGO, ILLINOIS
                          NEW YORK, NEW YORK 10174           (312) 425-3900
                                                              DALLAS, TEXAS
                               (212) 704-6000                (214) 855-4500
                          FACSIMILE (212) 704-6288           HOUSTON, TEXAS
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                              www.jenkens.com            LOS ANGELES, CALIFORNIA
 Mitchell S. Nussbaum                                        (310) 820-8800
   (212) 704-6426                                           SAN ANTONIO, TEXAS
mnussbaum@jenkens.com                                        (210) 246-5000
                                                            WASHINGTON, D.C.
                                                             (202) 326-1500


                                        October 2, 2001
EDGAR Coding:
Type:          RW
Sequence:      1
Description:   Request for Withdrawal

Via EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention:  John H. McCreery/H. Christopher Owings

                  Re:      The Topaz Group, Inc.
                           Form 10 filed August 3, 2001
                           File No. 0-27415

Dear Mr. McCreery:

         On behalf of The Topaz Group, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form 10 (the "Form 10") be withdrawn. The Company believes that it may be unable to complete its responses to your letter dated September 20, 2001 with respect to the Form 10 prior to the Form 10 becoming automatically effective on October 3, 2001. The Company requests that this withdrawal take effect immediately or as soon thereafter as is practicable. The Company intends to file a new Form 10 as soon as it is able to complete its responses to your letter.

         Should you have any questions or require additional information regarding the foregoing, please contact the undersigned at Tel: 212-704-6426 or Terrance C. Cuff, Chief Financial Officer at Tel: 425-392-3144.

                                        Sincerely,


                                        /s/ Mitchell S. Nussbaum
                                        Mitchell S. Nussbaum

cc:      Jeremy F. Watson
         Terrance C. Cuff
         Yvette Y. Chang